

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

Qiaoling Lu
Chief Executive Officer
Sentage Holdings Inc.
501, Platinum Tower 233 Taicang Road
HuangPu, Shanghai City
People's Republic of China

> **Re: Sentage Holdings Inc.**
> **Registration Statement on Form F-3**
> **Filed July 19, 2024**
> **File No. 333-280920**

Dear Qiaoling Lu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ying Li